UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

Tel: +603 2706 8280

Fax: +603 2703 2968

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Voting Results of the 2023 Annual General Meeting

CBL International Limited (the “Company”), together with its subsidiaries (the “Group”), held its 2023 annual general meeting (the “Meeting”) of shareholders at 9:30 a.m. Malaysia time, November 6, 2023, at Level 23-2, Menara Permata Sapura, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia. Each ordinary share of the Company is entitled to one vote. Holders of a total of 21,454,221 ordinary shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of a majority of the ordinary shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of September 29, 2023 was reached. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. Re-election of Directors

The following individuals were re-elected as directors of the Company (the “Directors”) to serve until they cease to be Directors in accordance with the articles of association of the Company (the “Articles of Association”):

Director’s Name	For	Against	Abstain
Mr. Teck Lim Chia	21,445,749	8,207	265
Mr. Logeswaran Ramasamy	21,445,744	8,212	265
Dato’ Sri Kam Choy Ho	21,445,749	8,207	265
Mr. Ulf Lothar Naujeck	21,445,749	8,207	265
Ms. Karen Yee Lynn Cheah	21,445,749	8,207	265
Mr. Koon Liang Ong	21,445,744	8,212	265
Mr. Khai Fei Wong	21,445,744	8,212	265

2. Ratification and Approval of the Appointment of the Independent Registered Public Accounting Firm

It was approved to ratify the appointment of MSPC Certified Public Accountants and Advisors, P.C. (“MSPC CPA”) as the Company’s independent registered public accounting firm effective June 23, 2023 and for the fiscal year ending December 31, 2023, and to fix the remuneration of MSPC CPA.

For	Against	Abstain
21,449,470	4,490	261

3. Amendment of the Existing Articles of Association

It was approved to amend the existing Articles of Association to: (i) allow general meetings to be held as a physical meeting, hybrid meeting or a virtual meeting where shareholders may attend by electronic means in addition to being present in person physically; (ii) allow for the publication of the notices of general meetings and other corporate communication on the Company’s website; and (iii) require one-third of the Directors to retire from office and offer themselves for re-election at each annual general meeting of the Company, a copy of the amended and restated Articles of Association is attached as Exhibit 3.1.

For	Against	Abstain
21,449,135	4,986	100

Approval of the Re-appointment of the Existing Members and Chair of each of the Board Committees

After the conclusion of the Meeting, on November 6, 2023, the board of Directors (the “Board”) approved the re-appointment of the existing members and chair of each of the audit committee, compensation committee and nominating and corporate governance committee of the Company.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On November 6, 2023, the Board adopted a Clawback Policy that allows recovery of certain cash incentive payments and equity-based compensation provided to the Company’s current and former executive officers and such other senior executives/employees.

A copy of the Clawback Policy is attached as Exhibit 99.1 hereto, and incorporated herein by reference.

EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Articles of Association adopted on November 6, 2023
99.1	Clawback Policy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: November 6, 2023	Title:	Chief Executive Officer